UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*


                 LMP Real Estate Income Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
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                             -------
                 (Title of Class of Securities)

                            50208C108
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
             7050 South Union Park Center, Ste. 590
                       Midvale, UT 84047
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March 2, 2007
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 50208C108

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [ X]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   363,800 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                363,800 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 363,800 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    364,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 364,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 364,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     230,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  230,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 230,800

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     133,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  133,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 133,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     40,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  40,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 40,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       119,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    119,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   119,600

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     159,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  159,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 159,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    159,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 159,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 159,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

14     TYPE OF REPORTING PERSON*
        IN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    159,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 159,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 159,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

14     TYPE OF REPORTING PERSON*
        IN













The following constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the
Schedule 13D as specifically set forth.



     Item 2 is hereby amended and restated to read as follows:

ITEM 2:  IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C., a
Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C, a Delaware limited liability company ("BPM"), Scott Franzblau and Robert Ferguson. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and between WILLC and BPP. Each of WILLC, Mr. Lipson, WIHP and WIAP disclaims beneficial ownership of the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson. Each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson disclaims beneficial ownership of the Shares beneficially owned by WILLC, Mr. Lipson, WIHP and WIAP. Each of the Reporting Persons is party to that certain Joint Filing Agreement entered into on February 7, 2006 and set forth in Exhibit 6 of Amendment No. 3 to the Schedule 13D, filed on February 7, 2006 with the Securities and Exchange Commission (the "SEC"). Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of each of BPIP and BPP and Messrs. Franzblau and Ferguson, in their role as managing members of BPM, have sole voting and investment control over BPIP's and BPP's security holdings.


(b) The principal business address of WILLC, Mr. Lipson, WIHP and WIAP is 7050 South Union Park Center, Suite 590, Midvale, Utah 84047.

The principal business address of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.


(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP, respectively. The principal occupation of Mr. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is acquiring, holding and disposing of investments in various companies. The principal business of BPP is acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of each of BPIP and BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson is acting as a managing member of BPM.


(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f) Messrs. Lipson, Franzblau and Ferguson are citizens of the United States of America.



     Item 3 is hereby amended and restated as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 363,800 Shares beneficially owned by WILLC is approximately $6,947,461, including brokerage commissions. The Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP and WIAP. The aggregate purchase price of the 1,000 additional Shares owned by Mr. Lipson is approximately $18,610. The Shares owned by Mr. Lipson were acquired with personal funds. The aggregate purchase price of the 159,900 Shares beneficially owned by BPM is approximately $2,943,771, including brokerage commissions. The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP.



     Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER


(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 11,069,242 Shares outstanding as of June 30, 2006, as reported in the Issuer's Form N-CSRS filed with the Securities and Exchange Commission on September 8, 2006.

As of the close of business on March 2, 2007, WIHP and WIAP beneficially owned 230,800 and 133,000 Shares, respectively, constituting 2.1% and 1.2%, respectively, of the Shares outstanding. As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 363,800 Shares owned in the aggregate by WIHP and WIAP, constituting approximately 3.3% of the Shares outstanding. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 363,800 Shares beneficially owned by WILLC, in addition to the 1,000 Shares personally owned by Mr. Lipson, constituting approximately 3.3% of the Shares outstanding.

As of the close of business on March 2, 2007, BPIP and BPP beneficially owned 40,300 and 119,600 Shares, respectively, constituting 0.4% and 1.1%, respectively, of the Shares outstanding. As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 159,900 Shares beneficially owned in the aggregate by BPIP and BPP, constituting approximately 1.4% of the Shares outstanding. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 159,900 Shares beneficially owned by BPM, constituting approximately 1.4% of the Shares outstanding.


(b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP and WIAP by virtue of their respective positions described in paragraph (a).

Each of BPM, Mr. Ferguson and Mr. Franzblau is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP and BPP by virtue of their respective positions as described in paragraph (a).

Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson. Neither BPIP, BPP, BPM, Mr. Franzblau nor Mr. Ferguson has voting or dispositive control over the Shares beneficially owned by WILLC, Mr. Lipson, WIHP and WIAP.


(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Shares effected since the last transaction reported in Amendment 7 to the Schedule 13D. All of such transactions were effected in the open market.

(e) As of March 2, 2007, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares of the Issuer.




                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 2, 2007

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS L.P.
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                           ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member



                       /s/ Scott Franzblau
                       ___________________
                           SCOTT FRANZBLAU

                       /s/ Robert Ferguson
                       ___________________
                           ROBERT FERGUSON











                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Sell                36,500     02/28/2007     $23.7074
            Sell                 9,800     03/01/2007     $23.5758
            Sell                14,700     03/01/2007     $23.5764
            Sell                23,000     03/02/2007     $23.2644


WIAP        Sell                 8,000     03/02/2007     $23.2635


BPIP             NONE

BPP              NONE

WILLC            NONE

BPM              NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Ferguson     NONE